                                                                    EXHIBIT 99.1

                                QUARTERLY REPORT
        (For the period from January 1, 2006 through September 30, 2006)

To: The Financial Supervisory Commission of Korea

Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, hanarotelecom incorporated ("the Company" or "hanarotelecom") is submitting this report.

                                NOVEMBER 14, 2006

Representative Director & CEO :     Mr. Byung-Moo Park
Head Office :                       Asia One Building, 17-7 Yeouido-dong,
                                    Youngdeungpo-gu, Seoul, Korea 150-874
                                    (Tel.) 82-2-6266-5500
Person in Charge :                  Ms. Janice Lee, Senior Executive Vice
                                    President & Chief Financial Officer
                                    (Tel.) 82-2-6266-2300

                              [HANAROTELECOM LOGO]

     On Nov. 14, 2006, hanarotelecom incorporated ("the Company" or "hanarotelecom") filed an quarterly report (the "Report") with the Financial Supervisory Commission of the Republic of Korea ("Korea") pursuant to the Securities and Exchange Act of Korea. This is an English summary of the Report. Non-material or previously disclosed information may have been omitted or abridged.

     The unaudited quarterly financial statements included in the Report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the Report are expressed in Korean won ("KRW" or "Won").

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     The Report contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about the Company and its industry. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves. The Company relies on this safe harbor in making forward-looking statements.

     In many cases, but not all cases, forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should," and similar expressions. Those statements include, among other things, a the discussions of the Company's business strategies, expectations concerning its market position and growth opportunities, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage, increases in the number of subscribers to its services, the consummation and the regulatory environment in which the Company operates.

     Forward-looking statements are subject to various risks and uncertainties. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. Important factors that could cause actual results to differ materially from estimates or forecasts contained in forward-looking statements include, among others, the ability to implement the Company's business and growth strategies, the ability to integrate businesses and products lines, that the Company recently acquired or intends to acquire, in a manner that achieves the expected results, requirements imposed by regulatory authorities, competitive factors in the Korean telecommunications industry, risks associated with debt service requirements, degree of financial leverage and other risks identified from time to time in the Company's filings with the SEC.

     In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not intend to update these forward-looking statements. The Company is under no obligation, and disclaims any obligation, to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

                                TABLE OF CONTENTS

I.         COMPANY INFORMATION
II.        BUSINESS
III.       FINANCIAL INFORMATION
IV.        OPINION OF INDEPENDENT AUDITORS AND AUDIT COMMITTEE
V.         GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES
VI.        INFORMATION ON OFFICERS & EMPLOYEES
VII.       TRANSACTIONS WITH RELATED PARTIES
VIII.      ATTACHMENTS
IX.        OTHER MATTERS

LIST OF EXHIBITS

I.   COMPANY INFORMATION

  1.   COMPANY OBJECTIVES

     A)   Proposed future business

        -    TV-Portal business

     - In order to grow into a comprehensive media company, hanarotelecom incorporated acquired 65% of shares (780,000 shares at KRW 5.5 billion) of CelrunTV, a provider of TV portal/IP TV service platform and IP STB technology, as of March 13, 2006. CelrunTV changed its corporate name to hanaromedia Inc. and became affiliated to hanarotelecom as of May 2, 2006. hanarotelecom further acquired newly issued shares of hanaromedia totaling KRW 13 billion, KRW 6.5 billion each on March 31 and June 30, 2006.

          In addition, to strengthen its convergence services including TV-Portal, hanarotelecom newly established the Convergence Headquarters in April 2006. The Company expects to offer various value-added services over its own network and improve subscriber retention. The commercial hanaTV service was launched on July 24, 2006 and about 82,000 subscribers signed up for hanaTV as of November 8, 2006.

          (a) Expected revenue and subscriber target of TV-Portal service

   Year             Expected revenue (KRW billion)        Subscriber target (1,000 subscribers)
   ----             ------------------------------        -------------------------------------
2006 Note)                      1.5~2                                    200~220
   2007                        70 ~ 80                                    1,000
   2008                          200                                      1,500

     * Figures for 2008 are estimated on the assumption that regulations on the IP-TV business will be eased and that a full-fledged IP-TV service will be provided.

     Note) Given the revenue/acquisition trends as of the date of 3Q '06 earnings release (Nov. 18), the number of subscribers is expected to reach 200,000~220,000 and the revenues are forecast to reach 1.5~2 B KRW by the end of 2006, which was publicly notified through the fair disclosure(amended) on Nov. 18.

     (b) Basis for the estimates of expected revenue and subscribers

     - Expected revenue of TV-Portal service was calculated based on expected monthly fees and the subscriber target that hanarotelecom will likely achieve if the Company undertakes marketing activities mainly targeting its broadband subscribers. The revenue may change depending on the actual number of TV-Portal subscribers.

2.   HISTORY OF THE COMPANY

A) M&A

    Date                   Company                     Description                Acquisition Amount
    ----                   -------                     -----------                ------------------
Jan. 1, 2006         Korea Thrunet Co.,      Merger with Korea Thrunet Co.,       KRW 471.4 billion
                            Ltd.           Ltd. (1,217,832 shares were issued
                                                 as part of the merger.)

B) Transfer of business

    Date                    Company                     Description                     Amount
--------------      -----------------------  --------------------------------     ---------------------
Feb. 28, 2002           DreamX.net Co.         Transfer of Hananet business        Decrease in assets
                       (HanaroDream Inc.)       (portal, e-commerce, cyber         (KRW 320 million),
                                               education, etc.) to DreamX.net       revenues (KRW 27.8
                                                                                   billion) and costs
                                                                                   (KRW 49.9 billion)

Apr. 1, 2004              GS Digital             Acquisition of broadband          KRW 4.2 billion
                    Broadcasting Co., Ltd.           Internet business

                                                 Acquisition of broadband
Jun. 1, 2004        Damul Telecom Co., Ltd.        Internet business and
                                             outsourcing of customer services

Jul. 1, 2004           Joongang Cable TV         Acquisition of broadband          KRW 893 million
                                                     Internet business

Jul. 1, 2004           Kyungsan Cable TV         Acquisition of broadband          KRW 972 million
                                                     Internet business

Jul. 1, 2004          Youngcheon Cable TV        Acquisition of broadband          KRW 231 million
                                                     Internet business

Dec. 1, 2004             DBS Daekyung            Acquisition of broadband          KRW 1.61 billion
                    Broadcasting Co., Ltd.           Internet business

Feb. 1, 2005           CM TEL Co., Ltd.          Acquisition of broadband          KRW 900 million
                                                     Internet business

 May 1, 2005           Damyang Cable TV          Acquisition of broadband          KRW 120 million
                                                     Internet business

Jul. 1, 2005          Pohang Broadcasting        Acquisition of broadband          KRW 2.4 billion
                                                     Internet business

Sep. 1, 2005            Dreamline Corp.          Acquisition of broadband          KRW 2.78 billion
                                                     Internet business

Nov. 1, 2005           Chungcheong Media         Acquisition of broadband          KRW 654 million
                            Telecom                  Internet business

Nov. 1, 2005          Tongyoung Cable TV         Acquisition of broadband          KRW 317 million
                                                     Internet business

Jul. 1, 2006           Gochang Cable TV          Acquisition of broadband          KRW 280 million
                                                     Internet business

Jul. 1, 2006             Buan Cable TV           Acquisition of broadband          KRW 200 million
                                                     Internet business

Jun. 1, 2006            Keumsa Cable TV          Acquisition of broadband          KRW 250 million
                                                     Internet business

Jul. 1, 2006            Wasoo Cable TV           Acquisition of broadband           KRW 60 million
                                                     Internet business

Jul. 1, 2006           Sangmoo Internet          Acquisition of broadband           KRW 60 million
                                                     Internet business

Aug. 1, 2006            OK-NET Co. Ltd.          Acquisition of broadband           KRW 12 million
                                                     Internet business

 Oct.1, 2006        Techro Billtec Co. Ltd.      Acquisition of broadband          KRW 540 million
                                                     Internet business

Jul. 1, 2006        Pohang Broadcasting          Acquisition of broadband          KRW 580 million
                                                     Internet business

Aug. 1, 2006         Hangaram Networks Co.       Acquisition of broadband          KRW 560 million
                             Ltd.                    Internet business

Aug. 1, 2006          Tera Power Co. Ltd.        Acquisition of broadband          KRW 450 million
                                                     Internet business

Sep. 1, 2006         Youngnam Network Co.        Acquisition of broadband          KRW 340 million
                             Ltd.                    Internet business

Aug. 1, 2006          Chungcheong Cable          Acquisition of broadband          KRW 206 million
                       Netcom Co. Ltd.               Internet business

Aug. 1, 2006          Chungcheong Hananet        Acquisition of broadband          KRW 124 million
                           Co. Ltd.                  Internet business

Sep. 1, 2006            HINET Co. Ltd.           Acquisition of broadband          KRW 100 million
                                                     Internet business

Oct. 1, 2006          Techro Villiage Co.        Acquisition of broadband          KRW 440 million
                             Ltd.                    Internet business

Oct. 1, 2006          Daelim I&S Co. Ltd.        Acquisition of broadband          KRW 9.55 billion
                                                     Internet business

Note) The transfers of businesses stated above have not been subjected to the resolution of the general shareholders meeting as they are not the transfer of the entire business or part of an material business.

3. CHANGES IN PAID-IN CAPITAL

   A) Capital increase (Unit: KRW, share)

    Date                  Type                   Number          Par value per share    Offering price per share
-------------     --------------------       -----------         -------------------    ------------------------
Mar. 20, 2002     Exercise of warrants         2,990,394                5,000                   5,000
Mar. 22, 2002     Exercise of warrants         4,226,094                5,000                   5,000
Mar. 27, 2002     Exercise of warrants         2,718,540                5,000                   5,000
Mar. 28, 2002     Exercise of warrants         3,286,962                5,000                   5,000
Mar. 29, 2002     Exercise of warrants         2,100,690                5,000                   5,000
Nov. 18, 2003          Right issue           182,812,500                5,000                   3,200
Jan. 9, 2006                -                  1,217,832                5,000                   3,826
Sep. 6, 2006      Exercise of warrants           502,399                5,000                   5,917
Sep. 15, 2006     Exercise of warrants            66,986                5,000                   5,917

Note) 1,217,832 shares issued on Jan. 9, 2006 were issued with regard to the merger with Thrunet

B) Bonds with warrants (As of September 30, 2006)

   Issue date                                      February 26, 2002
Expiration date                                    February 26, 2007
Total face value                         KRW 132,120 million (USD 100 million)

              Exercise period                              May 26, 2002 ~ Jan. 26, 2007
               Exercise price                                        KRW 5,917
   Number of shares issued upon exercise                              569,385
Number of shares to be issued upon exercise                          2,779,945
                   Remark                       After capital reduction, the exercise price and the
                                                number of shares to be issued were adjusted to KRW
                                                    10,000 per share and 1,981,800 shares, and
                                                  readjusted to KRW 5,917 per share and 3,349,332
                                                             shares through refixing.

Note 1) The bonds were fully repaid on September 2, 2003, with the remaining warrants to subscribe for 3,349,332 common shares of the Company. The exercise price was adjusted from KRW 5,000 per share to KRW 10,000 per share on May 3, 2006, and adjusted again to KRW 5,917 per share through refixing on May 26, 2006, in accordance with the Subscription Agreement.

Note 2) The fractional shares (2 shares) resulting from the former exercise of bonds with warrants in September 2006 (569,385 shares) are not included in the number of shares to be issued upon exercise (2,779,945 shares).

4. NUMBER OF SHARES ISSUED (AS OF SEP 30, 2006)

   A) Total number of shares issued

                                                                   (Unit: share)

Authorized shares       Shares issued        Treasury stock       Shares trading          Par value
-----------------       -------------        --------------       --------------          ---------
   700,000,000           232,245,891                -               232,245,891           KRW 5,000

Note) After a capital reduction at the equal ratio of 2:1 on May 3, 2006, the number of issued shares was changed to 232,245,891 shares as of Nov. 14, 2006.

B) Acquisition and disposal of treasury stock

                            Class        Beginning    Acquisition     Disposal      Ending       Remark
                                                          (+)           (-)
                         ------------    ---------    -----------     --------      ------       ------
Direct acquisition in     Registered         -               -              -          -
   accordance with       common share
 Paragraph 1, Article
     189-2 of the
    Securities and
Exchange Act of Korea

  Direct acquisition
  for reasons other
  than Paragraph 1,
 Article 189-2 of the          "             -          15,023         15,023          -
    Securities and
Exchange Act of Korea

       Subtotal                "             -          15,023         15,023          -

 Indirect acquisition
    through trust              "             -               -              -          -
   agreement, etc.

        Total                  "             -          15,023         15,023          -

Note1) With regard to the merger with Thrunet, 44 shares were acquired through the exercise of appraisal right, while 4,524 shares were as odd lots.

Note2) 10,455 shares were acquired as odd lots after capital reduction on May 3, 2006.

C) Employee share scheme (Employee Stock Ownership Association)

  - Transactions with the Employee Stock Ownership Association(as of September 30, 2006):

     [loans & loan guarantee for employees]
                                                             (Unit: KRW million)

                                                        Interest
                                                          Rate    Ending        Details of
Series No.        Lender               Period            (p.a.)   Balance       Collateral
----------    --------------       ---------------      --------  -------       ----------
1st           hanarotelecom        Jan. 14, 2005 ~       2.00%      1,677
                                   Jan. 13, 2007

2nd           hanarotelecom        Sep. 2, 2006 ~          -        1,525
                                   Mar. 1, 2007

              Korea Exchange       Sep. 2, 2006 ~        5.13%        924       Guaranteed
              Bank                 Mar. 1, 2007                                 by the
                                                                                Company

3rd           hanarotelecom        Jul. 23, 2006 ~         -        6,259
                                   Jul. 22, 2007

              Hana Bank            Jul. 23, 2006 ~       4.98%      4,227       Guaranteed
                                   Jul. 22, 2007                                by the
                                                                                Company

4th           Hana Bank            Sep. 1, 2006 ~        4.88%     10,028       Guaranteed
                                   Aug. 31, 2007                                by the
                                                                                Company

              SC First Bank        Sep. 1, 2006 ~        4.88%      1,564       Guaranteed
                                   Aug. 31, 2007                                by the
                                                                                Company

                        Total                                      26,203

Note) The interest rate of SC First Bank's loan(4th) to executives is 7.69% (p.a.).

 - Shares owned by the Association(as of September 30, 2006)

                                                                   (Unit: share)

Account held by                  Type                   End of 2005           As of Sep. 30, 2006
---------------              ------------               -----------           -------------------
  Association                Common Share                 1,097,433                  531,807

    Members                        -                          -                         -

Note) The number of shares as of September 30, 2006 refers to the number of shares adjusted after the capital reduction on May 3, 2006, and the Association's purchase of hanarotelecom's stocks related to the public disclosure released on Aug. 7, 2006(provision of security) is now in progress.

5. VOTING RIGHTS (AS OF SEPTEMBER 30, 2006)

              Description                                    Number of common shares
--------------------------------------                       -----------------------
1. Shares with voting right                                        232,245,891
   (one vote for each share)
2. Shares with no voting right                                           -
3. Shares with restricted voting right                              24,621,686
4. Shares with reinstated voting right                                   -
5. Shares with unrestricted voting right                           207,624,205

Note) The number of shares with restricted voting rights include those that are restricted with respect to voting on the appointment and dismissal of the audit committee members (who are not outside directors) by the largest shareholders and others (pursuant to Article 191-11 of the Korean Securities and Exchange
Act).

- Pursuant to Article 191-11 of the Securities and Exchange Act of Korea (appointment and dismissal of audit committee members who are not outside directors)

        Shareholder                   Number of shares owned        Number of shares in excess of 3%
        -----------                   ----------------------        --------------------------------
AIF II NT, Ltd./ SSB-AOF NT                 31,589,062                         24,621,686
           Total                            31,589,062                         24,621,686

Note) These numbers have been tabulated based on the Company's shareholder registry as of Oct. 12, 2006, and the number of shares in excess of 3% of the total issued shares was 6,967,376 shares.

- Pursuant to Article 191-11 of the Securities and Exchange Act of Korea (appointment and dismissal of audit committee members who are outside directors)

           Shareholder                   Number of shares owned        Number of shares in excess of 3%
           -----------                   ----------------------        --------------------------------
     Newbridge Asia HT, L.P.                   24,767,899                         17,800,523

         AIF II NT, Ltd.                       19,228,125                         12,260,749

            SSB-AOF NT                         12,360,937                          5,393,561

       SK Telecom Co., Ltd.                    11,045,000                          4,077,624

United Classic Investments Limited             10,196,373                          3,228,997

              Total                            77,598,334                         42,761,454

Note) These numbers have been tabulated based on the Company's shareholder registry as of Oct. 12, 2006, and the number of shares in excess of 3% of the total issued shares was 6,967,376 shares.

- Pursuant to Article 10 of the Monopoly Regulation and Fair Trade Act of Korea : Not applicable.

II. BUSINESS

  1. INTRODUCTION

    A) Industry Overview

      [Telecommunications Subscribers]

                                                                 (Unit: persons)

                      As of the end
                       of September
    Description            2006                 2005             2004              2003             2002
------------------    -------------          ----------       ----------        ----------       ----------
Broadband Internet      13,898,491           12,190,711       11,921,439        11,178,499       10,405,486

  Local Telephony       23,076,412           22,920,151       22,870,615        22,877,019       23,490,130

      Mobile            39,703,210           38,342,423       36,586,052        33,591,758       32,342,493

       Total            76,678,113           73,453,285       71,378,106        67,647,276       66,238,109

Note 1) Source: Ministry of Information and Communication

B) Current Status of the Company

   - Business environment and portfolio

      - Current Business Outlook

          - Overview

          In the information and communication industry, SOs/ROs are rushing into the saturated broadband Internet market. Meanwhile, competition has heated up excessively in the telephony sector due to stagnant growth of the wired and wireless voice markets and introduction of number portability. In addition, changes in the government's policy towards deregulation and innovation and structural changes in the telecommunications and broadcasting market caused by development of digital technology enabled telecommunication companies to enter the media market.

          hanarotelecom is providing services in a total of 83 cities and 59 counties as of the end of September 2006. It has a total of 5.34 million customers, including 3.6 million broadband subscribers and
          1.68 million voice subscriber lines. To respond to rapidly changing market conditions represented by a convergence of telecommunication and broadcasting, the Company completed the acquisition of hanaromedia Inc., a company with a competitive edge in TV-Portal platform and IP VOD contents, as of March 13, 2006 and launched the commercial hanaTV service on July 24, 2006.

          - Expansion of network facilities

          As of the end of September 2006, the total length of the Company's fiber optic cables reached 28,149 kilometers (including leased lines) in 83 cities, which enabled provisions of Internet services to 13.1 million households and voice services to 11.7 million households.

          - Operational results

          Despite intensifying competition in the broadband market, hanarotelecom achieved revenue of KRW 1, 292 billion, EBITDA of KRW
          411.4 billion and operating profit of KRW 34.1 billion by the end of 3Q 2006. The Company has a total of 5.34 million subscribers as of the end of September 2006. The subscriber growth has been maintaining net addition in broadband, voice and hanaTV.

          - Financing

          The Company issued senior unsecured notes worth KRW 100 billion on February 17, 2006. The Company also made a drawdown of USD 27.5 million and KRW 22.5 billion from syndicated loans to pay off KRW 190 billion of non-guaranteed corporate bonds maturing on February 24, 2006. Also, the Company was provided with KRW 19.5 billion of loans(Technology Promotion Fund) by the government on August 23, 2006 as part of the government policy to provide support for the deployment of public broadband network in 2006.

     - Market Share

        - Broadband Internet Subscribers & Market Share

                                              As of the end of 3Q 2006
                               --------------------------------------------------
Service Provider               No. of Subscribers                    Market Share
----------------               ------------------                    ------------
 hanarotelecom                    3,604,130                            25.9%

    KT Corp.                      6,333,119                            45.6%

     Others                       3,961,242                            28.5%

     Total                       13,898,491                             100%

Note 1) Source: Ministry of Information and Communication

Note 2) 'Others' include Onse Telecom, Dreamline Corporation, LG LG Powercomm and other value-added telecommunications business operators and network service operators.

- Local Telephony Service Subscriber Lines & Market Share

                                            As of the end of 3Q 2006
                             ----------------------------------------------------
Service Provider             No. of Subscriber Lines                 Market Share
----------------             -----------------------                 ------------
 hanarotelecom                    1,683,475                            7.3%

    KT Corp.                      21,320,282                           92.4%

    LG Dacom                        72,655                             0.3%

     Total                        23,076,412                           100%

Note) Source: Ministry of Information and Communication

2. MAJOR SERVICES

   A) Prices of Major Services

                                                                     (Unit: KRW)

                                     Classification                  3Q 2006
                              ----------------------------         -------------
hanafos Fiber LAN             Installation fee                            30,000
                              Monthly flat fee                     27,390~33,000
hanafos Free (fixed-line +    Installation fee                            30,000
wireless service)             Monthly flat fee                     30,000~40,000
                              Modem rental fee / month               3,000~8,000
                              Telephony charge / 3 minutes                    39
hanafos Premium               Installation fee                            30,000
                              Monthly flat fee                     34,000~38,000
                              Modem rental fee / month                     8,000
                              Telephony charge / 3 minutes                    39
hanafos Speed                 Installation fee                            30,000
                              Monthly flat fee                     25,200~28,000

                              Modem rental fee / month               3,000~8,000
                              Telephony charge / 3 minutes                    39
hanafos wing pack             Installation fee                            30,000
(fixed-line + wireless
service)                      Monthly flat fee                     33,000~43,000
hanafone (local telephony     Installation fee                            30,000
service)                      Monthly flat fee                             4,500
                              Telephony charge / 3 minutes                    39
hanaTV                        Installation fee                            20,000
                              Monthly flat fee                      7,000~10,600
                              STB rental fee / month                     0~7,000

Note) Installation fee or monthly flat fee can be changed depending on contract period, etc.

-    Discount for broadband term contract

     -    Modem rental fees

                              No-term
                             contract       1-year contract   2-year contract    3-year contract
                             --------       ---------------   ---------------    ---------------
Modem rental fees (KRW)        8,000             6,000             4,000              3,000

Note) For hanaTV service, installation fees are KRW 20,000 with STB rental fees of KRW 7,000 for no-term contract, KRW 5,000 for 1-year contract, KRW 3,000 for 2-year contract, and exempted for contract of 3 years or more.

     -    Monthly flat fees

                                                        Discount rate
                   --------------------------------------------------------------------------------------
                                                                            40-month
                   1-year contract   2-year contract  3-year contract       contract      4-year contract
                   ---------------   ---------------  ---------------       --------      ---------------
Fiber LAN, wing           3%               5 %              10%               15%               17%
    pack

Premium, Speed,           3%              5%~6%           10%~11%              -                 -
 Multi-line

   Family                 3%              5%~6%           10%~11%              -                 -

   hanaTV                 5%               10%              15%                -              24%~26%

Note 1) For service bundles of broadband and telephony, KRW 2,000 is discounted from monthly flat fees of telephony service.

Note 2) For service bundles of broadband, telephony and hanaTV, 10%~40% discounts of monthly flat fees are applied.

3. MAJOR FACILITIES

  A) Status on major facilities

                                                             (Unit: KRW million)

                              Beginning book value              Ending book value
Description                  (As of Dec. 31, 2005)         (As of September 30, 2006)
-----------                  ---------------------         --------------------------
   Land                             176,264                        176,307

 Buildings                          288,871                        283,620

Structures                              167                            163

 Machinery                        1,838,469                      1,640,709

 Vehicles                                 -                            291

  Others                             10,405                         14,118

* Beginning book value includes Thrunet's facilities.

B) Capital Expenditure ("CAPEX") plan

          -    CAPEX

                                                             (Unit: KRW billion)

  Item                     Actually executed by 3Q                 2006 (E)
  ----                     -----------------------                 --------
Backbone                              43.2                             75.6

Last-mile                            126.7                            201.6

 Others                               24.9                             52.8

  Total                              194.8                            330.0

4. DERIVATIVE CONTRACTS IN FOREIGN CURRENCY (AS OF SEPTEMBER 30, 2006)

                                                                                               Valuation
 Derivatives                                                                   Date of        Gains/Losses
   Contact         Amount             Payment Method          Counterparty     Contract         (in KRW)
--------------  -----------    ----------------------------  -------------   ----------       ---------------
Cross           USD            Receive the principal and     Korea             Dec. 19,       -13,771,142,249
currency and    55,970,609     interest in USD and make      Development         2003
interest rate                  payments in KRW based on      Bank
swaps                          the FX rate and the swap
                               rates at the time of the
                               contract

Cross           USD            Receive the principal and     Korea             Feb. 10,       -27,154,145,032
currency and    123,135,339    interest in USD and make      Development         2004
interest rate                  payments in KRW based on      Bank, etc.
swaps                          the FX rate and the swap
                               rates at the time of the
                               contract

Cross           USD            Receive the principal  and    Korea           Feb. 1, 2005     -43,457,477,496
currency swaps  500,000,000    interest in USD and make      Development
                               payments in KRW based on      Bank, etc.
                               the FX rate at the time of
                               the contract

Cross           USD            Receive the  principal in     Calyon, etc.      Feb. 27,          -899,389,952
currency swaps  27,507,105     USD and make payments in                          2006
                               KRW based on the FX rate at
                               the time of the contract

5.    MATERIAL AGREEMENTS

      [Leased line contract]

              Agreement                           Counterpart                  Contract Period
--------------------------------------     -------------------------      --------------------------
 CATV access network lease agreements             LG Powercomm              May 2002~December 2007
 CATV access network lease agreements             LG Powercomm               July 2004~June 2007
Interconnection agreements among basic
     telecommunications carriers                 Major carriers                       -
      Telecommunications network
      interconnection agreement                      KEPCO                  December 2004~May 2005
   Telecommunications conduit lease         Seoul Metropolitan Rapid
              agreement                       Transit Corporation         January 2006~December 2008
   Telecommunications conduit lease        Seoul Metropolitan Subway
              agreement                           Corporation             January 2006~January 2007

6.    RESEARCH AND DEVELOPMENT ACTIVITIES

   A)    Summary of R&D activities

            -     R&D Expenses

                                                             (Unit: KRW million)

                             3Q 2006
           Items          (accumulative)   2005     2004
------------------------  --------------  ------   ------
R&D Expenses                   3,881       7,707    5,335
R&D Expenses to Revenues        0.30%       0.53%    0.37%

7.    OTHER MATTERS AFFECTING INVESTMENT DECISIONS

   A)    Summary of financing activities

            -     Domestic

                                                             (Unit: KRW million)

                                       Beginning                      Ending
                                    (as of Dec. 31,                (as of Sep. 30,
             Source                      2005)        Net change        2006)
----------------------------------  ---------------   ----------   ---------------
Commercial banks                       79,847           41,996       121,843
Insurance companies                         -                -             -
Merchant banks                              -                -             -
Lease companies                         6,663           -4,514         2,149
Mutual savings & finance companies          -                -             -

Other financial institutions                   32,761     -17,323        15,438
Sub-total (financial institutions)            119,271      20,159       139,430
Corporate bonds Public offering               190,000     -90,000       100,000
                Private placement                   -           -             -
Right Issuance  Public offering             1,692,600           -     1,692,600
Note 1)         Private placement             585,000           -       585,000
Asset Backed    Public offering                     -           -             -
Securities      Private placement                   -           -             -
Others                                              -       3,367        3,367
Sub-total (capital market)                  2,467,600     -86,633     2,380,967
Borrowings from shareholders, directors,
affiliated companies                                -           -             -
Others                                              -           -             -
                  Total                     2,586,871     -66,474     2,520,397

      -     Overseas

                                                             (Unit: KRW million)

                                              Beginning                    Ending
                                           (As of Dec.31,              (As of Sep. 30,
                 Source                         2005)      Net change        2006)
-----------------------------------------  --------------  ----------  ----------------
Financial institutions                         202,718       4,541         195,291
Corporate bonds                                502,250                     472,600
Equity (including right issuance) note 1)      361,620                     340,272
Asset Backed Securities                              -           -               -
Others                                               -           -               -
Total                                        1,066,588       4,541       1,008,163

      Note 1) Refers to the amount of capital raised from the initial public offering on the NASDAQ Market in April, 2000.

      Note 2) Beginning balances are based on the end of year 2005 exchange rate of KRW/USD = 1,004.5 while ending balances are based on the end of September 2006 exchange rate of KRW/USD = 945.2.

B)    Credit Ratings in the last 3 years

               Subject of credit
    Date            rating        Credit            Credit rating company
-------------  -----------------  ------  --------------------------------------
Jun. 11, 2004   Corporate bond      BBB    Korea Management Consulting & Credit
                                           Rating Corporation
Jun. 14, 2004   Corporate bond      BBB    Korea Investors Service, Inc.
Jan. 13, 2005   Corporate bond       BB    Standard & Poor's
Jan. 13, 2005   Corporate bond      Ba2    National Information and Credit
                                           Evaluation (NICE)
Jan. 17, 2005   Corporate bond      BBB+   Moody's
 Aug. 2, 2005   Corporate bond      BBB    Korea Investors Service, Inc.
 Aug. 3, 2005   Corporate bond      BBB    Korea Management Consulting & Credit
                                           Rating Corporation
Aug. 18, 2005  Commercial paper     A3+    National Information and Credit
                                           Evaluation (NICE)

Feb. 2, 2006     Corporate bond     BBB    Korea Investors Service, Inc.
Feb. 3, 2006     Corporate bond     BBB    Korea Management Consulting & Credit
                                           Rating Corporation
Feb. 3, 2006     Corporate bond     BBB+   National Information and Credit
                                           Evaluation (NICE)
Jul. 26, 2006    Corporate bond     BBB    Korea Investors Service, Inc.
Oct. 13, 2006   Commercial paper     A3+   Korea Investors Service, Inc.
Oct. 13, 2006    Corporate bond     BBB+   Korea Investors Service, Inc.
Oct. 17, 2006   Commercial paper     A3+   Korea Management Consulting & Credit
                                           Rating Corporation
Oct. 17, 2006    Corporate bond     BBB+   Korea Management Consulting & Credit
                                           Rating Corporation

III.  FINANCIAL INFORMATION

  1. SUMMARIZED FINANCIAL STATEMENTS

                                                             (Unit: KRW million)

        Description            3Q 2006       2005        2004        2003        2002
--------------------------  -----------  -----------  ----------  ----------  ----------
[Current Asset]                 511,137      343,770     611,134     672,571     676,104

Quick assets                    509,093      343,654     609,293     671,302     665,242

Inventories                       2,004          116       1,841       1,269      10,862

[Non-current Asset]           2,376,585    2,636,331   2,561,300   2,709,351   2,925,467

Investment Securities           123,177      384,881     144,348     117,922     188,425

Property and Equipment        2,146,228    2,188,804   2,362,686   2,542,994   2,695,529

Intangible Asset                107,180       62,645      54,266      48,435      41,513

TOTAL ASSETS                  2,887,723    2,980,101   3,172,434   3,381,922   3,601,570

[Current Liabilities]           489,642      595,691     737,081     821,987   1,355,344

[Long-term Liabilities]         861,868      816,823     687,140     828,763     898,739

TOTAL LIABILITIES             1,351,509    1,412,514   1,424,220   1,650,750   2,254,083

[Capital Stock]               1,161,229    2,310,676   2,310,676   2,310,676   1,396,613

[Capital Surplus]             1,502,480      344,642     344,642     344,642     692,815

[Accumulated Deficit]        -1,140,233   -1,100,104    -891,264    -901,756    -736,420

[Capital Adjustment]             12,737       12,373     -15,841     -22,390     -5,521

TOTAL SHAREHOLDERS' EQUITY    1,536,213    1,567,587   1,748,213   1,731,172   1,347,487

Revenue                       1,292,027    1,444,411   1,436,485   1,375,335   1,253,859

Operating Income (loss)          34,118       53,228     114,021      75,207       1,426

Ordinary Income (loss)          -40,123     -202,692      10,493    -165,336    -127,794

Net Income                      -40,123     -208,839      10,493    -165,336    -127,794

- As accounting policy for some operating expenses including sales commissions was changed from invoice basis accounting to accrual basis accounting, financial statements for 2003, 2004 and 2005 reflect an increase of KRW 27.2 billion in current liabilities and accumulated deficit without any change in net income. For the year 2002, net loss increases by KRW 4.6 billion due to the change.

2.    ACCOUNTING STANDARDS

      More information regarding the Company's financial statements is posted on our website
      (http://www.hanaro.com/eng/download/ir/state/2006_3Q_review_report.pdf).

3.    ACCOUNTING INFORMATION

   A) Fiscal years recorded net loss in the last 5 years

                                                            (Unit : KRW billion)

     Year       Net loss amount                            Reason
--------------  ---------------  ---------------------------------------------------
   3Q 2006            40.1        Increase in marketing expenses due to intensifying
(accumulative)                    competition
     2005            208.8        Increase in marketing expenses due to intensifying
                                  competition and expenses for Thrunet merger
     2003            165.3        Large investments in early business stage and
                                  write-off of idle equipments
     2002            127.8        Large investments in early business stage
     2001            251.0        Large investments in early business stage

4.    FINANCIAL STATEMENTS

      More information regarding the Company's financial statements is posted on our website
      (http://www.hanaro.com/eng/download/ir/state/2006_3Q_review_report.pdf).

IV.   OPINION OF INDEPENDENT AUDITORS AND AUDIT COMMITTEE

   1.    OPINION OF INDEPENDENT AUDITORS

      A)    Auditors

      3Q 2006                 3Q 2005                   2005                        2004
------------------  ---------------------------  ------------------  ------------------------------
                         Deloitte Anjin LLC                                  Deloitte Anjin LLC
                    (formerly known as Deloitte                         (formerly known as Deloitte
Deloitte Anjin LLC        HanaAnjin LLC)         Deloitte Anjin LLC            HanaAnjin LLC)

      B)    Opinion

   Year                          Summary of auditor's opinion
--------  ------------------------------------------------------------------------------
3Q 2006   Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

3Q 2005   Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

   2005   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated as of December 31, 2005 and 2004, and the results of its operations, changes in its deficit and its cash flows for the years then ended in accordance with accounting principles generally accepted in the Republic of Korea

   2004   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated as of December 31, 2004 and 2003, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.

      C)    Summary of particular situations

  Year                                  Particular situations
--------  --------------------------------------------------------------------------------
3Q 2006                                           -
           At the board of directors' meeting held on September 14, 2005, the Company resolved to merge with Korea Thrunet Co., Ltd. on January 1, 2006.
           Accordingly, the network unification of the Company and Korea Thrunet Co.,
3Q 2005    Ltd. is in progress and accounted for the expenses occurred in relation to this unification as extraordinary item, which amount to [won] 1,399 million for the nine months ended September 30, 2005.

   2005    The Company corrected its accounting treatment on the recognition of some operating expenses from cash basis to accrual basis in 2005. As a result of this error correction, [won] 27,183 million of expenses that should have been expensed before December 31, 2004 were reflected as accrued expenses and added to accumulated deficit before disposition as of December 31, 2004.  In addition, the prior year's financial statements, which are presented for comparative purposes, are restated to reflect the error correction.
   2004                                            -

2.    FEES PAID TO INDEPENDENT AUDITORS FOR THE PAST 3 YEARS

   A)    Auditing fees to independent auditors for the past 3 years

                                                            (Unit : KRW million)

                                                   Total Hours of
 Year             Auditor           Auditing Fees     Service
--------  -----------------------  --------------  --------------
3Q 2006      Deloitte Anjin LLC          406           2,700
 2005        Deloitte Anjin LLC          410           3,200
 2004      Deloitte HanaAnjin LLC        370           2,800

  B)    Contracts with independent auditors for services other than auditing

                                                            (Unit : KRW million)

            Date of
 Year       Contract                Description             Term     Fees
-------  --------------  -------------------------------  --------  -----
3Q 2006         -                       -                        -     -
 2005     Dec. 30, 2005   Improvement of customer center   5 weeks    50
                          commission system
          Apr. 4, 2005    Advisory service rendered in
                          relation to the global bond
                          offering                         8 weeks    40
 2004     Dec. 23, 2004   Issuance of comfort letter in
                          relation to the global bond
                          offering                         4 weeks    85

V.    GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES

1.    GOVERNANCE STRUCTURE

   A) Executive compensation

      - Compensation for directors (including outside directors) and Audit Committee members

                                                                     (Unit: KRW)

                                                Ceiling amount of  Average amount per
                            Total amount paid     compensation           person
                            -----------------  ------------------  ------------------
        Directors              527,630,004                              175,876,668
    Outside directors          100,341,005       2,000,000,000           25,085,251
Members of Audit Committee      66,466,667                              22,155,256

            Note 1) Total amount paid and average amount per person include allowances for retirement payment as of the end of 3Q 2006. The amount paid to retired directors is included in the total amount paid, but not included in the average amount per person. KRW 2,000,000,000 is the ceiling amount of compensation for directors for the fiscal year 2006.

      -     Granting of the stock option rights (As of October 31, 2006)

            - The cumulative number of stock option rights that have been granted: 26,524,585

            - The cumulative number of stock option rights that have been cancelled: 18,363,057

            - The cumulative number and type of stock option rights to be exercised: 8,161,528 common shares

2.    AFFILIATED COMPANIES (AS OF SEP 30, 2006)

      Hanaro Telephone & Internet Information, Inc.( 99.99%)

      Hanaro Realty Development & Management Co., Ltd.( 100%)

      hanaromedia Inc.( 65.00%)

      HanaroDream Inc.( 57.02%)

VI.   INFORMATION ON DIRECTORS, OFFICERS & Employees

  1. DIRECTORS AND OFFICERS (AS OF SEP. 30, 2006)

                                                                              No. shares
         Name                             Position                              owned
---------------------  -----------------------------------------------------  -----------
    Park Byung-moo      Representative Director and CEO                         65,000
     David Yeung        Non-standing Director                                        -
Wilfried Kaffenberger   Non-standing Director                                        -
      Paul Chen         Non-standing Director                                        -
      Varun Bery        Non-standing Director                                        -
 Steven J. Schneider    Non-standing Director                                        -
    Afshin Mohebbi      Non-standing Director                                        -
     Peter Whang        Member of Audit Committee                                    -
    Park Sung-Kyou      Member of Audit Committee                                    -
     Kim Sun-woo        Member of Audit Committee                                    -
     Kim Tae-hyun       Chairman                                                     -
   Dominic A. Gomez     Senior Executive Vice President &
                        Chief Operating Officer                                      -
      Janice Lee        Senior Executive Vice President &
                        Chief Financial Officer                                      -
      Kim Jin-ha        Senior Executive Vice President &
                        Head of Technology HQ                                   14,647
      Eric Choi         Senior Executive Vice President &
                        Head of Sales Ops HQ                                         -
    Hong Soon-man       Senior Executive Vice President &
                        Head of Convergence HQ                                   4,200
  Mark D. Pitchford     Senior Executive Vice President &
                        Head of Marketing HQ                                         -
   Park Chong-hoon      Executive Vice President &
                        Head of External Collaboration / Strategy HQ                 -
    Shin Kyu-shik       Executive Vice President &
                        Head of Corporate Business HQ                            9,000
     Matt Ki Lee        Executive Vice President &
                        Head of Sales & Service Provisioning Unit                    -
    Chang Young-bo      Senior Vice President                                        -
    Park Geon-jun       Senior Vice President                                    1,649
     Oh Sang-hwan       Senior Vice President                                        -
     Lee Seok-ho        Senior Vice President                                        -
    Choi Myung-hun      Senior Vice President                                        -
    Jeun Sang-jin       Senior Vice President                                      649

 Marshall J. Cochrane   Senior Vice President & Chief Procurement Officer            -
    Min Kyung-you       Senior Vice President                                      932
     Kim Yeon-ho        Senior Vice President & Head of Subuk Br.                    -
     Ko Myung-joo       Senior Vice President & Head of HR HQ                        -
     Lee Baek-kyu       Senior Vice President & Head of Direct Channel Sales
                        Team                                                         -
    Cho Young-wan       Senior Vice President & President of Hanaro T&I          5,934

  2. EMPLOYEES (AS OF SEP. 30, 2006)

                                          (Unit: Number of employees, 1,000 KRW)

             Management                    Total Salaries  Average Salary/
Description    Staff     Others   Total      (3Q 2006)        Employee
-----------  ----------  ------  --------  --------------  ---------------
   Male        1,304       45     1,349      60,150,212        44,589
  Female          76       65       141       3,418,244        24,243
   Total       1,380      110     1,490      63,568,456        42,663

  3. TRADE UNION (AS OF SEP. 30, 2006)

                                                     (Unit: Number of employees)

      Description                      Details
-----------------------  ---------------------------------
Eligible for membership                1,215
   Registered members                  1,179
    Standing members                       5
      Affiliation        Federation of Korean Trade Unions
         Others                            -

VII.  TRANSACTIONS WITH RELATED PARTIES

  1. Debt Guarantee (as of Sep. 30, 2006)                          (Unit: B KRW)

     Company           Relation       Amount            Reference
----------------  ------------------  ------  -----------------------------
hanaromedia Inc.  Affiliated Company    90    Guarantee for equipment lease
      Total                             90

      Note) It was resolved that the debt guarantee shall be provided in the BOD meeting held on Jun. 22, '06, and the public disclosure was made thereon. But, no debt guarantee has been provided as of the end of 3Q '06.

  2. Disposal of Equity Investment (as of Sep. 30, 2006)           (Unit: B KRW)

                                              Disposal
                                      -----------------------
     Company           Relation          Type         Amount
----------------  ------------------  -------------  --------
hanaromedia Inc.  Affiliated Company  Common Shares    18.5
      Total                                            18.5

  3. Provision of Security for Members of the Employee Stock Ownership Association (as of Sep. 30, 2006)

                                                                   (Unit: B KRW)

         Name          Relation      Amount         Reference
-----------------  ----------------  -------  ------------------------
Yoon Sei-hong and   Members of the
1,096 others.       Employee Stock
                      Ownership               Date of BOD Resolution:
                     Association       20          Aug. 2, 2006
         Total                         20

VIII. ATTACHMENTS

    Not applicable.

IX.   OTHER MATTERS

   1. MATERIAL DEVELOPMENTS IN DISCLOSED EVENTS (AS OF JUNE 30, 2006)

    Date              Title                      Details                         After Disclosure
------------  --------------------  --------------------------------  -------------------------------------
                                     The Company announced its
                                     business plan for the fiscal
                                     year of 2006, with the
                                     following annual guidances - a    The Company is currently
                                     20~22% increase in revenues       undertaking its business operations
                                     from the Company's 2005           for the fiscal year 2006. At the 2Q
February 22,                         revenues of KRW 1,444.4           earnings conference call, the
    2006                             billion, EBITDA margin of         Company said that there is no
                                     32~34%, CAPEX of KRW 330          change in its revenue and CAPEX
                                     billion, Amortization and         guidance for 2006. The EBITDA
                2006 Business Plan   Depreciation of KRW 510 billion   margin is expected to fall short of
                                     for 2006, KRW 480 billion for     the yearly target of 32%, but the
                                     2007 and KRW 410 billion for      Company will make utmost efforts to
                                     2008.                             reduce cost.

                                     Through a resolution of the       The Company made a 6-k filing
                                     Board of Directors, the Company   regarding this on Aug. 10, 2006 as
                                     has decided to pursue             the relevant US laws didn't take
                Plan for delisting   deregistration from the SEC and   effect as of Aug. '06 (previously
                   from NASDAQ/      delisting of Depository           expected to take effect in April
               deregistration from   Receipts on NASDAQ after the      2006, but delayed). The delisting
                     the SEC         relevant law of the United        /deregistration will be pursued
                                     States is enacted.                after the relevant laws take effect.

                                    - The Company expects TV-Portal
                                      revenue of KRW 5 billion, KRW
                                      70~80 billion and KRW 200
                                      billion for 2006, 2007 and
                                      2008, respectively, with
                                      subscriber target of 250,000, 1
                                      million and 1.5 million
                                      subscribers for 2006, 2007 and
                                      2008, respectively (Figures for
                                      2008 are estimated on the         After offering a trial TV-Portal
                                      assumption that regulations on    service, the Company launched a
                                      the IP-TV business and that a     commercial service on July 24,
May 12, 2006                          full-fledged IP-TV service is     2006. As of November 8, 2006, about
                                      provided.)                        82,000 subscribers signed up for
                                                                        the service. Given the recent
                 Business plan for    - Expected revenue of TV-Portal   trends, the number of hanaTV
                 TV-Portal service    service was calculated based on   subscribers is expected to reach
                  of hanarotelecom    expected monthly fees and the     200,000~220,000, and the revenues
                                      subscriber target that            to reach 1.5~2 B KRW by the end of
                                      hanarotelecom will likely         '06 (Fair Closure   made on Nov.
                                      achieve if the Company            8). Any changes or announcements in
                                      undertakes marketing activities   the future will be disclosed
                                      mainly targeting its broadband    through filing.
                                      subscribers. The revenue may
                                      change depending on the actual
                                      number of TV-Portal subscribers.

2.    CONTINGENT LIABILITIES

As of Sep. 30, 2006, the Company is a defendant in 4 lawsuits claiming damages for payments amounting to KRW 1,647,308 and is a plaintiff in 5 lawsuits claiming for payments amounting to KRW 27,043,923. The final outcome of the above lawsuits cannot presently be determined. However, management believes that the ultimate disposition of those litigations will not have a materially adverse impact on the operations or financial position of the Company.

3. DEBT GUARANTEE (AS OF SEP. 30, 2006)                            (UNIT: B KRW)

     Company      No. of cases  Amount  Reference
hanaromedia Inc.       1          90
      Total            1          90

4. MAJOR DEVELOPMENT AFTER 2Q 2006

Not applicable

The following exhibits were filed as part of the Report submitted to the Financial Service Advisory in Korea.

                                LIST OF EXHIBITS

EXHIBIT A  INDEPENDENT ACCOUNTANTS' REVIEW REPORT